MARSULEX

PE 7-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of **July 2002**

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If you do not receive all pages clearly, please contact the sender above.

111 Gordon Baker Road, Suite 300, Toronto, ON Canada M2H 3R1
T (416) 496 9655 F (416) 496 1874 Toll Free 800 387 5030

www.marsulex.com

NEWS RELEASE

MARSULEX INC. COMMENCES OFFER TO PURCHASE US$44.2 MILLION PRINCIPAL AMOUNT OF ITS 9⅝% SENIOR SUBORDINATED NOTES DUE 2008 PURSUANT TO ASSET DISPOSITION COVENANT OF THE RELATED INDENTURE

TORONTO, July 16, 2002 – Marsulex Inc. (TSX:MLX) today announced that it has commenced an offer to purchase up to US$44.2 million principal amount of its outstanding 9⅝% Senior Subordinated Notes due 2008 (the "Notes"), at a purchase price of US$1,000 for each US$1,000 principal amount of Notes, plus accrued and unpaid interest to, but excluding the date of payment. The offer is being made under the terms of the indenture relating to the Notes, as a result of the sale of its sulphur removal assets in eastern North America and of BCT Chemtrade Corporation, a subsidiary of the Company to Chemtrade Logistics Income Fund on July 18, 2001. If the aggregate amount of Notes tendered exceeds US$44.2 million, the Company will purchase Notes tendered on a pro rata basis.

The offer will expire at 5:00 p.m., New York City time, on August 15, 2002, unless extended. Tendered Notes may be withdrawn at any time prior to the close of business on the fifth business day preceding the expiration date of the offer. The Depositary for the offer is Mellon Investor Services LLC.

The offer may only be made pursuant to the terms of the Offer to Purchase dated July 15, 2002 and the related Letter of Transmittal. Persons with questions regarding the offer should contact the Depositary at (866) 825-8876.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The Company encompasses the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

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For further information:

David M. Gee
President and CEO

Tel: (416) 496-4178

Laurie Tugman
Executive Vice President & CFO

Tel: (416) 496-4157

MARSULEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

July 16, 2002

By: ______________________________

Lucio Milanovich
Director, Finance